Exhibit 99.1

Press Release

GasLog Partners LP Reports Financial Results for the Third Quarter of 2022 and Declares Cash Distribution

Majuro, Marshall Islands, October 27, 2022, GasLog Partners LP (“GasLog Partners” or the “Partnership”) (NYSE: GLOP), an international owner and operator of liquefied natural gas (“LNG”) carriers, today reported its financial results for the third quarter of 2022.

Highlights

•	Entered into a new two-year time charter agreement for the tri-fuel diesel electric (“TFDE”) LNG carrier GasLog Shanghai with Woodside Energy Shipping Singapore Pte. Ltd. and a one-year time charter for the TFDE carrier Solaris with an energy major
•	Entered into a three-year time charter agreement for the Methane Heather Sally, a steam turbine propulsion (“Steam”) LNG carrier, with a Southeast Asian charterer and executed a sale and lease-back agreement for the same vessel, with no repurchase option or obligation, for $50.0 million. The sale and lease-back transaction is expected to be completed in the fourth quarter of 2022
•	Completed the previously announced sale of the Methane Shirley Elisabeth, a Steam LNG carrier, to an unrelated third party for a gross sale price of approximately $54.0 million
•	Repurchased $20.0 million of preference units in the open market in the third quarter of 2022 and a total of $38.7 million of repurchased preference units in the first nine months of 2022
•	Repaid $37.1 million of debt and lease liabilities during the third quarter of 2022 and $94.0 million in the first nine months of 2022 and additionally prepaid an amount of $32.2 million of debt outstanding pursuant to the sale of the Methane Shirley Elisabeth
•	Quarterly Revenues, Profit, Adjusted Profit(1) and Adjusted EBITDA(1) of $95.7 million, $42.7 million, $39.8 million and $73.3 million, respectively
•	Quarterly Earnings per unit (“EPU”) of $0.69 and Adjusted EPU(1) of $0.63
•	Declared cash distribution of $0.01 per common unit for the third quarter of 2022

CEO Statement

Paolo Enoizi, Chief Executive Officer, commented: “GasLog Partners delivered strong operating results for the third quarter of 2022, driven by favorable dynamics in the LNG shipping market. We have successfully captured the strength of the market by securing period charters for our vessels. Most recently, we signed a three-year charter for a Steam LNG carrier, as well as one two-year and one one-year time charter for two of our TFDE LNG carriers. Combined, these charters are expected to add approximately $134.0 million of incremental EBITDA (1), thus improving our cash flows visibility.

Overall, our recent fixtures support our business strategy centered around de-leveraging and, together with our continued focus on our preference unit repurchase programme, improving the Partnership’s all-in break-even levels in our fleet and de-risking our balance sheet.

Furthermore, following the completion of the sale of one of our Steam vessels in the third quarter of 2022, we entered into a sale and lease-back agreement post quarter-end for a second Steam vessel, with no repurchase option or obligation at the end of her bareboat charter in mid-2025.”

Financial Summary

	For the three months ended
(All amounts expressed in thousands of U.S. dollars, except per unit amounts)	September 30, 2021	September 30, 2022	% Change
Revenues	80,535	95,679	19%
Profit	26,487	42,651	61%
EPU, common (basic)	0.37	0.69	86%
Adjusted Profit(1)	24,700	39,814	61%
Adjusted EBITDA(1)	57,314	73,289	28%
Adjusted EPU, common (basic)(1)	0.34	0.63	85%

There were 1,359 available days(2) for the third quarter of 2022, as compared to 1,321 available days(2) for the third quarter of 2021, due to the scheduled dry-dockings of three of our vessels in the third quarter of 2021 (compared to nil in the same period in 2022), partially offset by a decrease of available days(2) due to the sale of the Methane Shirley Elisabeth in September 2022.

Revenues were $95.7 million for the third quarter of 2022, compared to $80.5 million for the same period in 2021. The increase of $15.2 million is mainly attributable to a net increase in revenues from our vessels operating in the spot market in the third quarter of 2022, in line with the improvement of the LNG shipping spot and term markets, combined with an increase in revenues resulting from the 59 off-hire days due to the scheduled dry-dockings of three of our vessels in the third quarter of 2021 (compared to nil in the same period in 2022).

Vessel operating costs were $16.7 million for the third quarter of 2022, compared to $18.6 million for the same period in 2021. The decrease of $1.9 million in vessel operating costs is mainly attributable to a decrease in technical maintenance expenses and crew costs. Both decreases were largely related to the favorable movement of the EUR/USD exchange rate in the third quarter of 2022 compared to the same period in 2021, partially offset by an increase of operating costs from inflationary pressures, as well as due to the in-house management of the Solaris (after her redelivery into our managed fleet on April 6, 2022). As a result, daily operating costs per vessel decreased to $12,276 per day for the third quarter of 2022 from $14,406 per day for the third quarter of 2021.

General and administrative expenses were $4.3 million for the third quarter of 2022, compared to $3.3 million for the same period in 2021. The increase of $1.0 million is mainly attributable to the increase in administrative services fees for our fleet, effective January 1, 2022, in connection with the increase in the annual fee per vessel payable to GasLog Ltd. compared to prior year (approximately $0.3 million per vessel per year). As a result, daily general and administrative expenses increased to $3,127 per vessel ownership day for the third quarter of 2022 from $2,388 per vessel ownership day for the third quarter of 2021.

Adjusted EBITDA (1) was $73.3 million for the third quarter of 2022, compared to $57.3 million for the same period in 2021. The increase of $16.0 million is mainly attributable to the increase in revenues of $15.2 million and the decrease in vessel operating costs of $1.9 million described above.

Financial costs were $13.4 million for the third quarter of 2022, compared to $9.4 million for the same period in 2021. The increase of $4.0 million in financial costs is mainly attributable to the increase in interest expense on loans, mainly due to an increase in the London Interbank Offered Rate (“LIBOR”) rates in the third quarter of 2022 as compared to the same period in 2021. During the third quarter of 2022, we had an average of $1,025.9 million of bank borrowings outstanding under our credit facilities with a weighted average interest rate of 4.3%, compared to an average of $1,232.9 million of bank borrowings outstanding under our credit facilities with a weighted average interest rate of 2.4% during the third quarter of 2021.

Gain on derivatives was $3.0 million for the third quarter of 2022, compared to a loss of $0.2 million for the same period in 2021. The decrease of $3.2 million in the loss on derivatives is attributable to a decrease in realized loss on interest rate swaps and an increase in unrealized gain from the mark-to-market valuation of interest rate swaps, which were carried at fair value through profit or loss, mainly due to changes in the forward LIBOR curve.

Profit was $42.7 million for the third quarter of 2022, compared to $26.5 million for the same period in 2021. The increase in profit of $16.2 million is mainly attributable to the increase in revenues of $15.2 million and the decrease of $1.9 million in vessel operating costs, as described above.

Adjusted Profit(1) was $39.8 million for the third quarter of 2022, compared to $24.7 million for the same period in 2021. The increase in Adjusted Profit of $15.1 million is mainly attributable to the increase in revenues discussed above.

As of September 30, 2022, we had $139.0 million of cash and cash equivalents, out of which $44.5 million was held in current accounts and $94.5 million was held in time deposits with an original duration of less than three months. An additional amount of $25.0 million of time deposits with an original duration greater than three months was classified under short-term cash deposits.

As of September 30, 2022, we had an aggregate of $970.8 million of bank borrowings outstanding under our credit facilities, of which $122.9 million was repayable within one year. Current bank borrowings include an amount of $32.6 million with respect to the associated debt of the Steam vessel Methane Heather Sally, classified as held for sale as of September 30, 2022. As of September 30, 2022, we also had an aggregate of $48.2 million of lease liabilities mainly related to the sale and lease-back of the GasLog Shanghai, of which $10.5 million was payable within one year.

As of September 30, 2022, our current assets totaled $251.3 million and current liabilities totaled $194.9 million, resulting in a positive working capital position of $56.4 million.

(1)	Adjusted Profit, EBITDA, Adjusted EBITDA and Adjusted EPU are non-GAAP financial measures and should not be used in isolation or as substitutes for GasLog Partners’ financial results presented in accordance with International Financial Reporting Standards (“IFRS”). For the definitions and reconciliations of these measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, please refer to Exhibit II at the end of this press release.
(2)	Available days represent total calendar days in the period after deducting off-hire days where vessels are undergoing dry-dockings and unavailable days (for example days before and after a dry-docking where the vessel has limited practical ability for chartering opportunities).

Steam Vessel Transactions

In September 2022, GasLog Partners completed the sale of the Methane Shirley Elisabeth, a 145,000 cubic meter (“cbm”) Steam LNG carrier built in 2007, to an unrelated third party for a gross sale price of approximately $54.0 million. The sale resulted in the recognition of a loss on disposal of $0.2 million. The outstanding indebtedness of $32.2 million associated with the vessel was prepaid pursuant to its sale.

In October 2022, GasLog Partners entered into an agreement for the sale and lease-back of the Methane Heather Sally, a 145,000 cbm Steam LNG carrier, built in 2007, for $50.0 million. The vessel was sold to an unrelated third party and leased back under a bareboat charter until mid-2025 with no repurchase option or obligation. The completion of the transaction in the fourth quarter of 2022 is expected to release approximately $17.0 million of incremental net liquidity (net sale proceeds less debt prepayment) to the Partnership, while the vessel remains on its new three-year charter with a Southeast Asian charterer.

Preference Unit Repurchase Programme

In the third quarter of 2022, under the Partnership’s preference unit repurchase programme (the “Repurchase Programme”) established in March 2021, GasLog Partners repurchased and cancelled 233,179 8.625% Series A Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (the “Series A Preference Units”), 198,746 8.200% Series B Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (the “Series B Preference Units”) and 178,544 8.500% Series C Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (the “Series

C Preference Units”). The aggregate amount paid under the Repurchase Programme in the third quarter of 2022 was $20.0 million, including commissions and an amount of $4.7 million relating to 90,841 Series A Preference Units, 70,000 Series B Preference Units and 27,000 Series C Preference Units, which were repurchased during the third quarter of 2022 and cancelled post quarter-end, on October 3, 2022.

Since inception of the Repurchase Programme in March 2021 and up to October 27, 2022, GasLog Partners has repurchased and cancelled 415,406 Series A Preference Units, 1,051,066 Series B Preference Units and 827,043 Series C Preference Units at a weighted average price of $25.08, $25.04 and $25.18 per preference unit for Series A, Series B and Series C, respectively, for an aggregate amount of $57.7 million, including commissions.

LNG Market Update and Outlook

Global LNG demand was forecasted to be 97.3 million tonnes (“mt”) in the third quarter of 2022, according to Wood Mackenzie, Energy Research and Consultancy (“WoodMac”), compared to 88.6 mt in the third quarter of 2021, an increase of approximately 9.8%, primarily led by continued strong demand from Europe in response to continued disruption of gas pipeline imports from Russia. As a result of increased LNG imports, European inventories have recovered to seasonal average levels (88.7%), however Russian flows via Nord Stream 1 have completely ceased since the beginning of September, reducing possible sources of supply during the winter.

Global LNG supply was approximately 97.9 mt in the third quarter of 2022, growing by 5.3 mt, or 5.7%, compared to the third quarter of 2021, according to WoodMac. During 2022 year-to-date, LNG supply has increased by 15.5 mt with United States (“U.S.”) exports accounting for 5.5 mt. 62% of U.S. exports were directed to Europe year-to-date 2022, compared to about 34% in 2021, according to Kpler Analytics. Norwegian exports have also recovered to historical levels following the restart of Snøhvit.

Headline spot rates for TFDE LNG carriers, as reported by Clarkson Research Services Limited (“Clarksons”), averaged $94,464 per day in the third quarter of 2022, a 60% increase over the $58,788 per day average in the third quarter of 2021. Headline spot rates for Steam LNG carriers averaged $42,518 per day in the third quarter of 2022, a 2% increase over the average of $41,692 per day in the third quarter of 2021. Headline spot rates in the third quarter of 2022 began to exhibit seasonal tightness earlier than in 2021 due to anticipated volatility and tight availability of vessels for the winter. Demand for period employment has continued to define the third quarter of 2022 resulting in a lack of available independently owned vessels. This, in conjunction with the unwillingness of disponent owners to release vessels in anticipation of strong winter demand, has contributed to market tightness. Due to this and strong European demand, disponent owners have also been unwilling to allow vessels to leave the Atlantic Basin, creating further distortions.

One-year time charter rates for TFDE LNG carriers averaged $125,125 per day in the third quarter of 2022, a 29% increase over the $97,167 per day average in the third quarter of 2021. One-year time charter rates for Steam LNG carriers averaged $56,250 per day in the third quarter of 2022, 10% lower than the $62,650 daily average in the third quarter of 2021.

As of September 30, 2022, Poten & Partners Group Inc. estimated that the orderbook totaled 248 dedicated LNG carriers (>100,000 cbm) with deliveries between 2022 and 2028, representing 42% of the on-the-water fleet. Of these, 217 vessels (or 87.5%) have multi-year charters already contracted, leaving 31 vessels uncommitted with deliveries clustered between 2024-2026. There were 126 orders for newbuild LNG carriers in the first three quarters of 2022 compared with 75 orders for all of 2021.

Preference Unit Distributions

On October 26, 2022, the board of directors of GasLog Partners approved and declared a distribution on the Series A Preference Units of $0.5390625 per preference unit, a distribution on the Series B Preference Units of $0.5125 per preference unit and a distribution on the Series C Preference Units of $0.53125 per preference unit. The cash distributions are payable on December 15, 2022 to all unitholders of record as of December 8, 2022.

Common Unit Distribution

On October 26, 2022, the board of directors of GasLog Partners approved and declared a quarterly cash distribution of $0.01 per common unit for the quarter ended September 30, 2022. The cash distribution is payable on November 10, 2022 to all unitholders of record as of November 7, 2022.

ATM Common Equity Offering Programme (“ATM Programme”)

The Partnership did not issue any common units under the ATM Programme during the third quarter of 2022.

Conference Call

GasLog Partners will host a conference call to discuss its results for the third quarter of 2022 at 8.00 a.m. EDT (3.00 p.m. EEST) on Thursday, October 27, 2022. The Partnership’s senior management will review the operational and financial performance for the period. Management’s presentation will be followed by a Q&A session.

A live webcast of the conference call will be available on the Investor Relations page of the GasLog Partners website (http://www.gaslogmlp.com/investors).

The conference call will be accessible domestically or internationally, by pre-registering using the link provided at http://www.gaslogmlp.com/investors. Upon registering, each participant will be provided with a Participant Dial-in Number, and a unique Personal

PIN.

For those unable to participate in the conference call, a replay of the webcast will be available on the Investor Relations page of the GasLog Partners website (http://www.gaslogmlp.com/investors).

About GasLog Partners

GasLog Partners is an owner and operator of LNG carriers. The Partnership’s fleet consists of 13 wholly-owned LNG carriers as well as one vessel on a bareboat charter, with an average carrying capacity of approximately 159,000 cbm. GasLog Partners is a publicly traded master limited partnership (NYSE: GLOP) but has elected to be treated as a C corporation for U.S. income tax purposes and therefore its investors receive an Internal Revenue Service Form 1099 with respect to any distributions declared and received. Visit GasLog Partners’ website at http://www.gaslogmlp.com.

Forward-Looking Statements

All statements in this press release that are not statements of historical fact are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that address activities, events or developments that the Partnership expects, projects, believes or anticipates will or may occur in the future, particularly in relation to our operations, cash flows, financial position, liquidity and cash available for distributions, and the impact of changes to cash distributions on the Partnership’s business and growth prospects, plans, strategies and changes and trends in our business and the markets in which we operate. We caution that these forward-looking statements represent our estimates and assumptions only as of the date of this press release, about factors that are beyond our ability to control or predict, and are not intended to give any assurance as to future results. Any of these factors or a combination of these factors could materially affect future results of operations and the ultimate accuracy of the forward-looking statements. Accordingly, you should not unduly rely on any forward-looking statements.

Factors that might cause future results and outcomes to differ include, but are not limited to, the following:

•	general LNG shipping market conditions and trends, including spot and multi-year charter rates, ship values, factors affecting supply and demand of LNG and LNG shipping, including geopolitical events, technological advancements and opportunities for the profitable operations of LNG carriers;

•	fluctuations in charter hire rates, vessel utilization and vessel values;

•	our ability to secure new multi-year charters at economically attractive rates;

•	our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels which are not operating under multi-year charters, including the risk that certain of our vessels may no longer have the latest technology at such time which may impact our ability to secure employment for such vessels as well as the rate at which we can charter such vessels;

•	changes in our operating expenses, including crew costs, maintenance, dry-docking and insurance costs and bunker prices;

•	number of off-hire days and dry-docking requirements, including our ability to complete scheduled dry-dockings on time and within budget;

•	planned capital expenditures and availability of capital resources to fund capital expenditures;

•	business disruptions resulting from measures taken to reduce the spread of COVID-19, including possible delays due to the quarantine of vessels and crew, as well as government-imposed shutdowns;

•	fluctuations in prices for crude oil, petroleum products and natural gas, including LNG;

•	fluctuations in exchange rates, especially the U.S. dollar and Euro;

•	our ability to expand our portfolio by acquiring vessels through our drop-down pipeline with GasLog or by acquiring other assets from third parties;

•	our ability to leverage GasLog’s relationships and reputation in the shipping industry and the ability of GasLog to maintain long-term relationships with major energy companies and major LNG producers, marketers and consumers to obtain new charter contracts;

•	GasLog’s relationships with its employees and ship crews, its ability to retain key employees and provide services to us, and the availability of skilled labor, ship crews and management;

•	changes in the ownership of our charterers;

•	our customers’ performance of their obligations under our time charters and other contracts;

•	our future operating performance, financial condition, liquidity and cash available for distributions;

•	our distribution policy and our ability to make cash distributions on our units or the impact of changes to cash distributions on our financial position;

•	our ability to obtain debt and equity financing on acceptable terms to fund capital expenditures, acquisitions and other corporate activities, funding by banks of their financial commitments and our ability to meet our restrictive covenants and other obligations under our credit facilities;

•	future, pending or recent acquisitions of ships or other assets, business strategy, areas of possible expansion and expected capital spending;

•	risks inherent in ship operation, including the discharge of pollutants;

•	any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity event;

•	the expected cost of and our ability to comply with environmental and regulatory requirements related to climate change, including with respect to emissions of air pollutants and greenhouse gases, as well as future changes in such requirements or other actions taken by regulatory authorities, governmental organizations, classification societies and standards imposed by our charterers applicable to our business;

•	potential disruption of shipping routes due to accidents, diseases, pandemics, political events, piracy or acts by terrorists;

•	potential liability from future litigation; and

•	other risks and uncertainties described in the Partnership’s Annual Report on Form 20-F filed with the SEC on March 1, 2022, available at http://www.sec.gov.

We undertake no obligation to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events, a change in our views or expectations or otherwise, except as required by applicable law. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

The declaration and payment of distributions are at all times subject to the discretion of our board of directors and will depend on, amongst other things, risks and uncertainties described above, restrictions in our credit facilities, the provisions of Marshall Islands law and such other factors as our board of directors may deem relevant.

Contacts:

Robert Brinberg

Rose & Company

Phone: +1 212-517-0810

Email: gaslog@roseandco.com

EXHIBIT I – Unaudited Interim Financial Information

Unaudited condensed consolidated statements of financial position

As of December 31, 2021 and September 30, 2022

(All amounts expressed in thousands of U.S. Dollars, except unit data)

	December 31, 2021	September 30, 2022
Assets
Non-current assets
Other non-current assets	44	109
Derivative financial instruments – non-current portion	—	1,616
Tangible fixed assets	1,888,583	1,696,055
Right-of-use assets	81,996	69,192
Total non-current assets	1,970,623	1,766,972
Current assets
Vessel held for sale	—	60,760
Trade and other receivables	11,156	20,278
Inventories	2,991	3,075
Prepayments and other current assets	1,433	1,490
Derivative financial instruments – current portion	—	1,718
Short-term cash deposits	—	25,000
Cash and cash equivalents	145,530	138,956
Total current assets	161,110	251,277
Total assets	2,131,733	2,018,249
Partners’ equity and liabilities
Partners’ equity
Common unitholders (51,137,201 units issued and outstanding as of December 31, 2021 and 51,687,865 units issued and outstanding as of September 30, 2022)	579,447	635,193
General partner (1,077,494 units issued and outstanding as of December 31, 2021 and 1,080,263 units issued and outstanding as of September 30, 2022)	10,717	11,902
Preference unitholders (5,750,000 Series A Preference Units, 4,135,571 Series B Preference Units and 3,730,451 Series C Preference Units issued and outstanding as of December 31, 2021 and 5,436,221 Series A Preference Units, 3,624,034 Series B Preference Units and 3,205,857 Series C Preference Units issued and outstanding as of September 30, 2022)	329,334	290,322
Total partners’ equity	919,498	937,417
Current liabilities
Trade accounts payable	9,547	10,391
Due to related parties	952	1,172
Derivative financial instruments—current portion	5,184	—
Other payables and accruals	50,171	49,915
Borrowings—current portion	99,307	122,851
Lease liabilities—current portion	10,342	10,535
Total current liabilities	175,503	194,864
Non-current liabilities
Derivative financial instruments—non-current portion	4,061	—
Borrowings—non-current portion	986,451	847,988
Lease liabilities—non-current portion	45,556	37,680
Other non-current liabilities	664	300
Total non-current liabilities	1,036,732	885,968
Total partners’ equity and liabilities	2,131,733	2,018,249

Unaudited condensed consolidated statements of profit or loss

For the three and nine months ended September 30, 2021 and 2022

(All amounts expressed in thousands of U.S. Dollars, except per unit data)

	For the three months ended		For the nine months ended
	September 30, 2021	September 30, 2022	September 30, 2021	September 30, 2022

Revenues	80,535	95,679	237,975	266,060
Voyage expenses and commissions	(1,371)	(1,383)	(5,302)	(5,016)
Vessel operating costs	(18,555)	(16,744)	(56,406)	(54,365)
Depreciation	(21,281)	(20,696)	(62,765)	(64,907)
General and administrative expenses	(3,295)	(4,263)	(9,854)	(13,334)
Loss on disposal of vessel	—	(166)	—	(166)
Impairment loss on vessels	—	—	—	(28,027)
Profit from operations	36,033	52,427	103,648	100,245
Financial costs	(9,373)	(13,381)	(27,904)	(31,940)
Financial income	9	612	32	872
(Loss)/gain on derivatives	(182)	2,993	734	9,216
Total other expenses, net	(9,546)	(9,776)	(27,138)	(21,852)
Profit and total comprehensive income for the period	26,487	42,651	76,510	78,393

Earnings per unit, basic and diluted:
Common unit, basic	0.37	0.69	1.08	1.10
Common unit, diluted	0.36	0.67	1.04	1.07
General partner unit	0.37	0.69	1.09	1.10

Unaudited condensed consolidated statements of cash flows

For the nine months ended September 30, 2021 and 2022

(All amounts expressed in thousands of U.S. Dollars)

	For the nine months ended
	September 30, 2021	September 30, 2022

Cash flows from operating activities:
Profit for the period	76,510	78,393
Adjustments for:
Depreciation	62,765	64,907
Impairment loss on vessels	—	28,027
Loss on disposal of vessel	—	166
Financial costs	27,904	31,940
Financial income	(32)	(872)
Gain on derivatives	(734)	(9,216)
Share-based compensation	266	612
	166,679	193,957
Movements in working capital	7,897	(8,241)
Net cash provided by operating activities	174,576	185,716
Cash flows from investing activities:
Proceeds from sale of vessel, net	—	53,584
Payments for tangible fixed assets additions	(15,419)	(1,618)
Financial income received	32	488
Maturity of short-term cash deposits	2,500	—
Purchase of short-term cash deposits	(2,500)	(25,000)
Net cash (used in)/provided by investing activities	(15,387)	27,454
Cash flows from financing activities:
Borrowings repayments	(90,853)	(118,371)
Payment of loan issuance costs	—	(14)
Principal elements of lease payments	(310)	(7,832)
Interest paid	(35,277)	(32,420)
Release of cash collateral for interest rate swaps	280	—
Proceeds from public offerings of common units and issuances of general partner units (net of underwriting discounts and commissions)	10,205	16
Repurchases of preference units	(12,361)	(38,744)
Payment of offering costs	(333)	(20)
Distributions paid (including common and preference)	(24,068)	(22,359)
Net cash used in financing activities	(152,717)	(219,744)
Increase/(decrease) in cash and cash equivalents	6,472	(6,574)
Cash and cash equivalents, beginning of the period	103,736	145,530
Cash and cash equivalents, end of the period	110,208	138,956

EXHIBIT II

Non-GAAP Financial Measures:

EBITDA is defined as earnings before financial income and costs, gain/loss on derivatives, taxes, depreciation and amortization. Adjusted EBITDA is defined as EBITDA before impairment loss on vessels, loss on disposal of vessel and restructuring costs. Adjusted Profit represents earnings before (a) non-cash gain/loss on derivatives that includes unrealized gain/loss on derivatives held for trading, (b) write-off and accelerated amortization of unamortized loan fees, (c) impairment loss on vessels, (d) loss on disposal of vessel and (e) restructuring costs. Adjusted EPU represents Adjusted Profit (as defined above), after deducting preference unit distributions and adding/deducting any difference between the carrying amount of preference units and the fair value of the consideration paid to settle them, divided by the weighted average number of units outstanding during the period. EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPU, which are non-GAAP financial measures, are used as supplemental financial measures by management and external users of financial statements, such as investors, to assess our financial and operating performance. The Partnership believes that these non-GAAP financial measures assist our management and investors by increasing the comparability of our performance from period to period. The Partnership believes that including EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPU assists our management and investors in (i) understanding and analyzing the results of our operating and business performance, (ii) selecting between investing in us and other investment alternatives and (iii) monitoring our ongoing financial and operational strength in assessing whether to purchase and/or to continue to hold our common units. This increased comparability is achieved by excluding the potentially disparate effects between periods of, in the case of EBITDA and Adjusted EBITDA, financial costs, gain/loss on derivatives, taxes, depreciation and amortization; in the case of Adjusted EBITDA, impairment loss on vessels, loss on disposal of vessel and restructuring costs and, in the case of Adjusted Profit and Adjusted EPU, non-cash gain/loss on derivatives, write-off and accelerated amortization of unamortized loan fees, impairment loss on vessels, loss on disposal of vessel and restructuring costs, which items are affected by various and possibly changing financing methods, financial market conditions, general shipping market conditions, capital structure and historical cost basis and which items may significantly affect results of operations between periods. Restructuring costs are excluded from Adjusted EBITDA, Adjusted Profit and Adjusted EPU because restructuring costs represent charges reflecting specific actions taken by management to improve the Partnership’s future profitability and therefore are not considered representative of the underlying operations of the Partnership. Impairment loss is excluded from Adjusted EBITDA, Adjusted Profit and Adjusted EPU because impairment loss on vessels represents the excess of their carrying amount over the amount that is expected to be recovered from them in the future and therefore is not considered representative of the underlying operations of the Partnership. Loss on disposal of vessel is excluded from Adjusted EBITDA, Adjusted Profit and Adjusted EPU because loss on disposal of vessel represents the excess of its carrying amount over the amount that was recovered through sale and therefore is not considered representative of the underlying operations of the Partnership.

EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPU have limitations as analytical tools and should not be considered as alternatives to, or as substitutes for, or superior to, profit, profit from operations, earnings per unit or any other measure of operating performance presented in accordance with IFRS. Some of these limitations include the fact that they do not reflect (i) our cash expenditures or future requirements for capital expenditures or contractual commitments, (ii) changes in, or cash requirements for, our working capital needs and (iii) the cash requirements necessary to service interest or principal payments on our debt. Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements. EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPU are not adjusted for all non-cash income or expense items that are reflected in our statement of cash flows and other companies in our industry may calculate these measures differently to how we do, limiting their usefulness as comparative measures. EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPU exclude some, but not all, items that affect profit or loss and these measures may vary among other companies. Therefore, EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPU as presented herein may not be comparable to similarly titled measures of other companies. The following tables reconcile EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPU to Profit, the most directly comparable IFRS financial measure, for the periods presented.

In evaluating EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPU you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPU should not be construed as an inference that our future results will be unaffected by the excluded items.

The estimated incremental EBITDA in 2022, 2023, 2024 and 2025 in connection with the recharterings of the Solaris, the GasLog Shanghai and the Methane Heather Sally is based on the following assumptions:

-	continuation of the time charters for the Solaris, the GasLog Shanghai and the Methane Heather Sally through expiration in October 2023, February 2025 and July 2025, respectively;

-	vessel operating and supervision costs and voyage expenses and commissions per current internal estimates; and

-	general and administrative expenses based on management’s current internal estimates.

We consider the above assumptions to be reasonable as of the date of this press release, but if these assumptions prove to be incorrect, actual EBITDA could differ materially from our estimates. The prospective financial information was not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants, but, in the view of the Partnership’s management, was prepared on a reasonable basis and reflects the best currently available estimates and judgments. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this press release are cautioned not to place undue reliance on the prospective financial information.

Neither our independent auditors nor any other independent accountants have compiled, examined, or performed any procedures with respect to the prospective financial information contained above, nor have they expressed any opinion or any other form of assurance on such information or its achievability and assume no responsibility for, and disclaim any association with, such prospective financial information.

Reconciliation of Profit to EBITDA and Adjusted EBITDA:

(Amounts expressed in thousands of U.S. Dollars)

	For the three months ended		For the nine months ended
	September 30, 2021	September 30, 2022	September 30, 2021	September 30, 2022
Profit for the period	26,487	42,651	76,510	78,393
Depreciation	21,281	20,696	62,765	64,907
Financial costs	9,373	13,381	27,904	31,940
Financial income	(9)	(612)	(32)	(872)
Loss/(gain) on derivatives	182	(2,993)	(734)	(9,216)
EBITDA	57,314	73,123	166,413	165,152
Impairment loss on vessels	—	—	—	28,027
Loss on disposal of vessel	—	166	—	166
Restructuring costs	—	—	—	168
Adjusted EBITDA	57,314	73,289	166,413	193,513

Reconciliation of Profit to Adjusted Profit:

(Amounts expressed in thousands of U.S. Dollars)

	For the three months ended		For the nine months ended
	September 30, 2021	September 30, 2022	September 30, 2021	September 30, 2022
Profit for the period	26,487	42,651	76,510	78,393
Non-cash gain on derivatives	(1,787)	(3,297)	(7,356)	(12,579)
Write-off of unamortized loan fees	—	294	—	294
Impairment loss on vessels	—	—	—	28,027
Loss on disposal of vessel	—	166	—	166
Restructuring costs	—	—	—	168
Adjusted Profit	24,700	39,814	69,154	94,469

Reconciliation of Profit to EPU and Adjusted EPU:

(Amounts expressed in thousands of U.S. Dollars)

	For the three months ended		For the nine months ended
	September 30, 2021	September 30, 2022	September 30, 2021	September 30, 2022
Profit for the period	26,487	42,651	76,510	78,393
Adjustment for:
Accrued preference unit distributions	(7,329)	(6,491)	(22,493)	(20,299)
Differences on repurchase of preference units	135	(4)	135	(220)
Partnership’s profit attributable to:	19,293	36,156	54,152	57,874
Common units	18,895	35,416	53,022	56,685
General partner units	398	740	1,130	1,189
Weighted average units outstanding (basic)
Common units	51,132,690	51,683,354	48,950,508	51,332,736
General partner units	1,077,494	1,080,263	1,040,467	1,078,437
EPU (basic)
Common units	0.37	0.69	1.08	1.10
General partner units	0.37	0.69	1.09	1.10

	For the three months ended		For the nine months ended
	September 30, 2021	September 30, 2022	September 30, 2021	September 30, 2022
Profit for the period	26,487	42,651	76,510	78,393
Adjustment for:
Accrued preference unit distributions	(7,329)	(6,491)	(22,493)	(20,299)

Differences on repurchase of preference units	135	(4)	135	(220)
Partnership’s profit used in EPU calculation	19,293	36,156	54,152	57,874
Non-cash gain on derivatives	(1,787)	(3,297)	(7,356)	(12,579)
Write-off of unamortized loan fees	—	294	—	294
Impairment loss on vessels	—	—	—	28,027
Loss on disposal of vessel	—	166	—	166
Restructuring costs	—	—	—	168
Adjusted Partnership’s profit used in EPU calculation attributable to:	17,506	33,319	46,796	73,950
Common units	17,145	32,636	45,820	72,429
General partner units	361	683	976	1,521
Weighted average units outstanding (basic)
Common units	51,132,690	51,683,354	48,950,508	51,332,736
General partner units	1,077,494	1,080,263	1,040,467	1,078,437
Adjusted EPU (basic)
Common units	0.34	0.63	0.94	1.41
General partner units	0.34	0.63	0.94	1.41